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SECUI 13025641 ;SION

Mail Proc Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Watermark Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

531 South Main Street, Suite ML-9
(No. and Street)

Greenville (City) **SC** (State) **29601** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hagen Rogers **(864) 527-5960** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **0339** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Hagen H. Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Watermark Advisors, LLC, as

of **December 31**, **2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hagen H. Rogers
Signature

Executive Managing Director
Title

Rachel J. Poole
Notary Public

RACHEL J. POOLE NOTARY PUBLIC SOUTH CAROLINA

My Commission Expires April 1, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members of
Watermark Advisors, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Watermark Advisors, LLC which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watermark Advisors, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 22, 2013
Atlanta, Georgia

RUBIO CPA, PC

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash and cash equivalents	$ 28,618
Accounts receivable	33,430
Property and equipment, at cost, less accumulated depreciation of $53,844	11,633
Prepaid expenses	14,087
Total assets	$ 87,768

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 17,164
Accrued payroll and taxes	2,842
Total liabilities	20,006
Members' equity	67,762
Total liabilities and members' equity	$ 87,768

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004. The Company's business is to act as an investment banker in private placement transactions, mergers and acquisitions, and to provide valuation services and consulting.

The Company is wholly-owned by Watermark Holdings, Inc. ("Parent") at December 31, 2012.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2009.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided using straight-line methods over the estimated useful lives of the respective assets of five to ten years.

Date of Management's Review – Subsequent events were evaluated through February 22, 2013, which is the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $10,362, which was $5,362 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.93 to 1.0.

NOTE 3 – LEASES

The Company occupies office facilities leased under operating leases. Rent expense for the year ended December 31, 2012 was approximately $36,500.

Future minimum rental payments under the office premises leases are the following:

2013	$ 27,000

NOTE 4 – CONCENTRATION

Approximately 46% of the Company's investment banking revenue was earned from two customers and approximately 44% of valuation services income was earned from two customers.

NOTE 5 – RETIREMENT PLAN

The Company has a SIMPLE IRA plan covering substantially all employees. There was no expense under the agreement for the year ended December 31, 2012.

NOTE 6 – PREFERRED UNITS

The Company has authorized issuance of Super Preferred Units, Class A preferred membership units and Class B preferred membership units. The Class A, Class B and Super preferred membership units have a preferred return in any member distributions of 12.0%, 7.5% and 7.0% per annum, respectively, compounded annually, if and when declared and paid. The preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts. Each Class A preferred unit has attached a warrant allowing purchase of 1.11 common units for $5,000. The purchase price for the warrant may be paid in cash or by surrender of a preferred membership unit.

Watermark Holdings, Inc., the holder of 976 Class B preferred units has the right to convert each of its Class B preferred units into one common unit.